

May 15, 2014

Via E-mail
David L. Starling
President and Chief Executive Officer
Kansas City Southern
427 West 12th Street
Kansas City, MO 64105

> **Re: Kansas City Southern**
> **Registration Statement on Form S-4**
> **Filed April 21, 2014**
> **File No. 333-195413**

Dear Mr. Starling:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the offer to exchange 4.30% Senior Notes due 2043 and 3.85% Senior Notes due 2023 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Exhibit 5.2

2. Refer to the last paragraph on page 1 of counsel's opinion. This language appears to be an inappropriate limitation on the scope of counsel's opinion and appears inconsistent

with counsel's statement in the first paragraph on page 2 that it has "reviewed such other documents as [it has] deemed appropriate to giving the opinions . . . ." Please have counsel revise accordingly. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions, Section II.B.1.e., the third paragraph, which is available on our website, www.sec.gov.

3. Refer to assumption (iii)(c) on page 3 of counsel's opinion. This assumption appears to assume a finding necessary to the legal conclusion that the each Transaction Document has been duly authorized. Please have counsel revise accordingly.

4. Purchasers in the offering are entitled to rely on the legality opinion. Please have counsel revise the last paragraph of the opinion accordingly to remove any limitation on reliance. Refer to Staff Legal Bulletin, No. 19, at Section II.B.3.d.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any questions you may have.


Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor


cc: Gary Kashar, Esq.
        White & Case LLP